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                              November 8, 2023

       Koon Kiat Sze
       Chief Executive Officer
       SKK Holdings Limited
       27 First Lok Yang Road
       Singapore 629735

                                                        Re: SKK Holdings
Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted October
30, 2023
                                                            CIK No. 0001991261

       Dear Koon Kiat Sze:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS/A submitted October 30, 2023

       Related Party Transactions, page 93

   1. We note your response to prior comment 8 and reissue. Please disclose the information required by Item 7.B of
Form 20-F in this section of the prospectus. For each transaction, disclose the name of
the related person and the basis on which the person is a related person, the amount
involved and the material terms of the transaction. In this section, also disclose the
transactions related to the securities issued by the company to the related parties described on
pages 104 and Alt-1 and the amounts due to related parties described on page 134.
 Koon Kiat Sze
FirstName LastNameKoon   Kiat Sze
SKK Holdings  Limited
Comapany 8,
November  NameSKK
             2023    Holdings Limited
November
Page 2    8, 2023 Page 2
FirstName LastName
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 127

2. We note your response to prior comment 11. Please address the following matters in your response letter to us:
             Tell us if you include indirect costs in your calculations for determining revenue recognition;
             Tell us the nature of the contract costs included in your calculations for determining revenue recognition;
             Tell us how you applied the guidance of ASC 606-10-55-20 and 21;
and
             Revise your disclosure to address the matters discussed above, as needed.
Note 3 Disaggregation of Revenue, page 133

3. We note your response to prior comment 12. Please address the following matters in your response to us:
             Explain to us the difference between revenue arrangements recognized "At a point in time" and "Over time;"
             Tell us the nature of the projects that are recognized at a point in time versus over time, as applicable; and
             Revise your disclosure to address the matters discussed above, as needed.
         Refer to ASC 606-10-25-30 and 606-10-50-19.
Note 6 - Contract Assets, page 134

4. We note your response to prior comment 9. Please continue your revisions by including the disclosures required by ASC 606-10-50-8 and 10.
Signatures, page II-5

5. We note your response to prior comment 13. Please also revise to reflect that the registration statement has been signed by at least a majority of the board of directors.
         Also identify the current members on your board under Management. Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at
202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      David L. Ficksman